(312) 701-7215

                              September 15, 1994



VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 5th Street
Washington, D.C.  20549

      Re:   Baldwin & Lyons, Inc.
            Schedule 13D Amendment

Ladies and Gentlemen:

      In accordance with Rule 101(a)(2)(i) of Regulation S-T, enclosed for filing with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Act of 1934, as amended (the "Act"), is a copy of a Amendment No. 4 to the Schedule 13D filed on May 16, 1988, by Baldwin & Lyons, Inc. and Protective Insurance Company, both Indiana corporations, with respect to their holdings in the common stock of USLICO Corporation.

      In accordance with Rule 101(a)(2)(ii) of Regulation S-T and Rule 13d-2(c) under the Act, this first electronic amendment to a paper format Schedule 13D restates the entire text of the Schedule 13D and prior amendments.

      Please acknowledge receipt of this filing to Mayer, Brown & Platt through the normal routes used by the Commission to acknowledge EDGAR filings.

      If you have any questions or comments regarding this filing, please contact the undersigned at (312) 701-7215 or Mary R. Barry (312) 701-8460.


                                          Sincerely,



                                          Carol S. Rivers

CSR/mb


cc:   USLICO CORPORATION
      New York Stock Exchange



                                                        OMB NUMBER:  3235-0145
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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549




                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                            (Amendment No.   4  )*

                              USLICO CORPORATION
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                   903297109
                                (CUSIP Number)

                              G. Patrick Corydon,
       1099 North Meridian, Indianapolis, Indiana  46204  (317) 636-9800
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                              September 12, 1994
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              SEC 1746 (12-91)




                                 SCHEDULE 13D

CUSIP No. 903297109                                          Page 2 of 5 Pages


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Baldwin & Lyons, Inc.
- -----------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) x[ ]
                                                                      (b) [ ]
- -----------------------------------------------------------------
3     SEC USE ONLY

- -----------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
- -----------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(E)                                                 [ ]

      N/A
- -----------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Indiana
- -----------------------------------------------------------------
                        7     SOLE VOTING POWER

                              355,962**
NUMBERS OF              ---------------------------------------------
SHARES                  8     SHARED VOTING POWER
BENEFICIALLY
OWNED BY                      0
EACH                    ---------------------------------------------
REPORTING               9     SOLE DISPOSITIVE POWER
PERSON
WITH                          355,962**
                        ---------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              0
- -----------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      355,962
- -----------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]


      N/A
- -----------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.31%
- -----------------------------------------------------------------

14    TYPE OF REPORTING PERSON*

      HC
- -----------------------------------------------------------------



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7   2 OF 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

      **Includes shares held by Protective Insurance Company


                                 SCHEDULE 13D

CUSIP No. 903297109                                          Page 3 of 5 Pages


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Protective Insurance Company
- -----------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) x[ ]
                                                                      (b) [ ]
- -----------------------------------------------------------------
3     SEC USE ONLY

- -----------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
- -----------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(E)                                                 [ ]

      N/A
- -----------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Indiana
- -----------------------------------------------------------------
                        7     SOLE VOTING POWER

                              355,962
NUMBERS OF              ---------------------------------------------
SHARES                  8     SHARED VOTING POWER
BENEFICIALLY
OWNED BY                      0
EACH                    ---------------------------------------------
REPORTING               9     SOLE DISPOSITIVE POWER
PERSON
WITH                          355,962
                        ---------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              0
- --------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      355,962
- -----------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]


      N/A
- -----------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.31%
- -----------------------------------------------------------------

14    TYPE OF REPORTING PERSON*

      IC
- -----------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7   2 OF 7
        (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
                                 SCHEDULE 13D

CUSIP No.  903297109                                        Page 4  of 5 Pages

This Amendment No. 4 to the Schedule 13D filed on May 16, 1988, by Baldwin & Lyons, Inc. and Protective Insurance Company, both Indiana corporations, with respect to their holdings in the common stock of USLICO, amends Items 4 and 5 of the Schedule 13D.

Item 4.     Purpose of Transaction

      Item 4 of Schedule 13D is hereby amended supplementally as follows:

            Baldwin & Lyons, Inc. and Protective Insurance Company have no plans to purchase any further common stock of USLICO and will consider selling their holdings of common stock. Depending on price conditions and other factors, the sales may occur at one time or from time to time and may be made in the open market or in privately negotiated transactions.

Item 5.     Interest in Securities of the Issuer

      Item 5 of the Schedule 13D is hereby amended supplementally as follows:

            (a) Baldwin & Lyons, Inc. beneficially owns 355,962 shares, representing approximately 3.31% of the outstanding common stock of USLICO. Protective Insurance Company, a wholly-owned subsidiary of Baldwin & Lyons, Inc., owns directly all of the aforementioned 355,962 shares.

            (b) Baldwin & Lyons, Inc., through Protective Insurance Company, has the sole power to vote or direct the vote and the sole power to dispose of or direct the disposition of the 355,962 shares it beneficially owns.

            (c) The following sales have been made by Protective Insurance Company within the past sixty (60) days through broker assisted transactions in the open market:

                  Sales           Number          Sales price
                  Date           of Shares        per share
                  ---------------------------------------------------
                  08/10/94              800             $20.125
                  09/08/94           10,900             $22.500
                  09/09/94           38,200             $22.290
                  09/12/94          361,600             $20.172
                  09/13/94           30,000             $20.500

            (e) Baldwin & Lyons, Inc., through Protective Insurance Company, ceased to be the beneficial owner of more than 5% of the common stock of USLICO on September 12, 1994.

                                                               Page 5 of 5 pages
                                  SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BALDWIN & LYONS, INC.
- ---------------------


By:____________________________
   G. Patrick Corydon
   Vice President, Finance

Date:  September 14, 1994



PROTECTIVE INSURANCE COMPANY
- -----------------------------


By:____________________________
   G. Patrick Corydon
   Vice President, Finance

Date:  September 14, 1994

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)

                              USLICO CORPORATION
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                  903297109
                                (CUSIP Number)

                              G. Patrick Corydon
                             Baldwin & Lyons, Inc.
           3100 N. Meridian, Indianapolis, IN 46208, (317) 925-3501
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               May 16, 1988
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [X].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

"The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

                              Page 1 of __ Pages

CUSIP No. 903297109                   13D                   Page 2 of 12 Pages


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Baldwin & Lyons, Inc.
- -----------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [X]
                                                                      (b) [ ]
________________________________________________________________
3     SEC USE ONLY

________________________________________________________________
4     SOURCE OF FUNDS*

      WC
- -----------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(E)                                                 [ ]

      N/A
- -----------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Indiana
- -----------------------------------------------------------------
                        7     SOLE VOTING POWER

                              *1,069,317
NUMBERS OF              ---------------------------------------------
SHARES                  8     SHARED VOTING POWER
BENEFICIALLY
OWNED BY                      0
EACH                    ---------------------------------------------
REPORTING               9     SOLE DISPOSITIVE POWER
PERSON
WITH                          *1,069,317
                        ---------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              0
- -----------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,069,317
- -----------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]


      N/A
- -----------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.8%
- -----------------------------------------------------------------

14    TYPE OF REPORTING PERSON*

      HC
- -----------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             *Includesshares held by Protective Insurance Company


CUSIP No. 903297109                   13D                   Page 3 of 12 Pages


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Protective Insurance Company
- -----------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [X]
                                                                      (b) [ ]
________________________________________________________________
3     SEC USE ONLY

________________________________________________________________
4     SOURCE OF FUNDS*

      WC
- -----------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(E)                                                 [ ]

      N/A
- -----------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Indiana
- -----------------------------------------------------------------
                        7     SOLE VOTING POWER

                              1,048,317
NUMBERS OF              ---------------------------------------------
SHARES                  8     SHARED VOTING POWER
BENEFICIALLY
OWNED BY                      0
EACH                    ---------------------------------------------
REPORTING               9     SOLE DISPOSITIVE POWER
PERSON
WITH                          1,048,317
                        ---------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              0
- -----------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,048,317
- -----------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]


      N/A
- -----------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.6%
- -----------------------------------------------------------------

14    TYPE OF REPORTING PERSON*

      IC
- -----------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.     Security and Issuer.

      The equity security to which this statement relates is the Common Stock, $1.00 par value per share ("Common Stock") of USLICO Corporation (the "Issuer"), 4601 Fairfax Drive, Arlington, Virginia 22203.

Item 2.     Identity and Background.

      The persons filing this statement are Baldwin & Lyons, Inc., an Indiana corporation ("Baldwin & Lyons"), and its wholly-owned subsidiary, Protective Insurance Company, an Indiana corporation ("Protective") (collectively, "the Companies"). Baldwin & Lyons, through its subsidiaries, specializes in placing and underwriting property and casualty insurance in the motor carrier industry.

Protective, in particular, is engaged in direct writing of multiple line property, casualty and related insurance coverages primarily for large fleet trucking customers. The address of Baldwin & Lyons and Protective is 3100 North Meridian Street, Indianapolis, Indiana 46208. The name and principal occupation or employment of each director and executive officer of Baldwin & Lyons and of Protective are set forth in Schedule I attached hereto. Unless otherwise indicated on Schedule I, the principal business address of each executive officer and director of Baldwin & Lyons and of Protective is 3100 North Meridian Street, Indianapolis, Indiana 46208. Each of the persons listed in Schedule I is a citizen of the United States.

      During the last five years, neither Baldwin & Lyons, nor Protective, nor, to the best of the Companies' knowledge, any of their directors, executive officers or controlling shareholders has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds of Other Consideration.

      Baldwin & Lyons obtained the funds to purchase the shares of Common Stock to which this statement relates (the "Shares") from its general corporate funds.


Item 4.     Purpose of Transaction.

      Baldwin & Lyons currently holds, directly or through Protective, approximately 9.8% of the voting stock of USLICO for investment purposes. The investment has previously been reported by Baldwin & Lyons and Protective on the Schedule 13G filed by the Companies on February 9, 1988. Laws regulating insurance holding companies in several states in which insurance company subsidiaries of USLICO are organized require regulatory approval of the purchase of more than 10% of the stock of a holding company which owns an insurance company organized in that state. On May 17, 1988, Baldwin & Lyons filed with various state insurance commissioners applications for approval of Baldwin & Lyons' purchase of more than 10% of the voting stock of USLICO in order to permit Baldwin & Lyons the option of purchasing additional Shares in the open market. Purchases of additional Shares may be made from time to time, as Baldwin & Lyons determines, depending on the market conditions (including the availability and price of common stock of USLICO in the open market), up to 20% of the issued and outstanding stock of USLICO. Such a position, if achieved, would permit Baldwin & Lyons to account for its investment in USLICO on the equity method and would thereby permit Baldwin & Lyons to report its pro rata share of USLICO's earnings in Baldwin & Lyons' consolidated results. Baldwin & Lyons and Protective reserve the right not to purchase any additional securities of USLICO or to sell any securities they currently own.

      Other than as described above, neither Baldwin & Lyons nor Protective has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of USLICO, or the disposition of securities of USLICO; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving USLICO or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of USLICO or any of its subsidiaries; (d) any change in the present board of directors or management of USLICO, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of USLICO; (f) any other material change in USLICO's business or corporate structure; (g) changes in USLICO's charter, bylaws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of USLICO by any person; (h) causing a class of securities of USLICO to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of USLICO becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer.

      (a) Baldwin & Lyons in aggregate beneficially owns 1,069,317 Shares, representing approximately 9.8% of the Common Stock outstanding.1/ Baldwin & Lyons holds directly 21,000 Shares, representing approximately 0.2% of the Common Stock outstanding. Protective, Baldwin & Lyons' wholly-owned subsidiary, owns directly 984,362 Shares of the 1,069,317 Shares discussed above, representing approximately 9.0% of the Common Stock outstanding, and $2,005,000 par value of the 8% convertible subordinated debentures of USLICO, convertible into 63,955 Shares at a conversion price of $31.35 per share, or approximately 0.6% of the Common Stock outstanding.

      (b) Baldwin & Lyons has the sole power to vote or direct the vote and the sole power to dispose of or direct the disposition of the 1,069,317 Shares it beneficially owns. 2/

_____________________

1/ Mr. Gregory Mutz, a director of Baldwin & Lyons, has beneficial ownership of an aggregate of 587.2 Shares, 100 of which are held in an Individual Retirement Account for his benefit, and 487.2 of which are held by Mr. Mutz as Custodian for the benefit of his children and other relatives under the Uniform Gifts to Minors Act. Mrs. Marilyn M. Patrick, wife of Mr. Thomas H. Patrick, a director of Baldwin & Lyons, owns 390 Shares as Custodian for the benefit of her children under the Uniform Gift to Minors Act.

2/    Mr. Mutz has sole power to vote or dispose of the 100 shares held for his benefit in an Individual Retirement Account and the 487.179 Shares which he holds as Custodian for his children and other relatives under the Uniform Gifts to Minors Act. Mrs. Patrick has the sole power to vote or dispose of the Shares which she holds as Custodian for the benefit of her children under the Uniform Gifts to Minors Act.

      (c) The following purchases have been made within the past sixty days through broker assisted transactions in the open market: (1) on April 28, 1988, Protective purchased 115,200 Shares at a price per share of $20.90; and
(2) on March 31, 1988, Protective purchased 10,000 Shares at a price per share of $23.49. 3/

      (d) Not applicable. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

      (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      Neither Baldwin & Lyons nor Protective nor, to the best of the Companies' knowledge, any of their directors or officers has any contracts, arrangements, understandings, or relationships with respect to any securities of USLICO.


- ---------------------
      3/ On March 15, 1988, Mr. Mutz, as Custodian for his children and other relatives under the Uniform Gifts to Minors Act, purchased 5.17 Shares through the USLICO Automatic Dividend Investment Plan.

Item 7.     Material to be Filed as Exhibits.

      None.











- ------------------------------------
Investment Plan.

                                                            Page 8 of 12 pages

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BALDWIN & LYONS, INC.


By:         __________________________
            G. Patrick Corydon
            Vice President (Finance)
            and Treasurer

Date:       5/11/88
            --------------------------


PROTECTIVE INSURANCE COMPANY

By:         __________________________
            G. Patrick Corydon
            Vice President (Finance)


Date:       5/11/88
            ---------------------------

                          Schedule I to Schedule 13D

                            Officers and Directors

Officers and Directors and                      Principal Occupation or
Residence or Business Address                      Business Activity
- ------------------------------                  -------------------------

John C. Aldin                                   Chairman of the Board
3100 N. Meridian                                and Chief Executive
Indianapolis, Indiana  46208                    Officer of Baldwin & Lyons,
                                                Inc., Protective Insurance
                                                Company and Protective's
                                                wholly-owned subsidiaries,
                                                Sagamore Insurance Company and
                                                Hoosier Insurance Company.

Gary W. Miller                                  President of Baldwin &
3100 N. Meridian                                Lyons, Inc.,
Indianapolis, Indiana  46208                    Protective Insurance Company,
                                                Sagamore Insurance Company,
                                                Sagamore Holdings, Inc., and B
                                                & L Insurance Ltd.


James W. Good                                   Vice President-Marketing
3100 N. Meridian                                of Baldwin & Lyons, Inc.;
Indianapolis, Indiana  46208                    Vice President-Marketing of
                                                Protective Insurance Company;
                                                Director of Protective
                                                Insurance Company; Director of
                                                Sagamore Insurance Company.

G. Patrick Corydon                              Vice President-Finance and
3100 N. Meridian                                Treasurer of Baldwin &
Indianapolis, Indiana  46208                    Lyons, Inc.; Vice
                                                President-Finance and Director
                                                of Protective Insurance
                                                Company; Director of Sagamore
                                                Insurance Company.
Officers and Directors and                      Principal Occupation or
Residence or Business Address                      Business Activity

Joseph J. DeVito                                Vice President-
3100 N. Meridian                                Administration of Baldwin
Indianapolis, Indiana  46208                    & Lyons, Inc.; Director of
                                                Protective Insurance Company;
                                                Director of Sagamore Insurance
                                                Company.

Gregory A. Bonnell                              Vice President-
3100 N. Meridian                                Underwriting of Baldwin
Indianapolis, Indiana  46208                    & Lyons, Inc.; Director  of
                                                Protective Insurance Company;
                                                Vice President-Underwriting of
                                                Protective Insurance Company;
                                                Director of Sagamore Insurance
                                                Company.

James E. Kirschner                              Vice President-Claims and
3100 N. Meridian                                Secretary of Baldwin &
Indianapolis, Indiana  46208                    Lyons, Inc.; Vice
                                                President-Claims of Protective
                                                Insurance Company; Secretary of
                                                Protective Insurance Company;
                                                Director of Protective
                                                Insurance Company; Director of
                                                Sagamore Insurance Company.

John M. O'Mara                                  Director of Baldwin &
623 Lake Avenue                                 Lyons, Inc.; Managing
Greenwich, CT.  06830                           Director of Chase Manhattan
                                                Capital Markets Corp.

Nathan Shapiro                                  Director of Baldwin &
1700 Ridge                                      Lyons, Inc.; President
Highland Park, IL  60035                        of SF Investments, Inc.; Vice
                                                President of National Superior
                                                Fur Dressing & Dyeing Co.,
                                                Inc.; President of SLD Corp.
Officers and Directors and                      Principal Occupation or
Residence or Business Address                      Business Activity

Otto N. Frenzel III                             Director of Baldwin &
Merchants National Corporation                  Lyons, Inc.; Chairman of
One Merchants Plaza, Suite 400E                 the Board of Merchants
Indianapolis, IN  46255                         National Corporation and of its
                                                wholly-owned subsidiary,
                                                Merchants National Bank & Trust
                                                Company of Indianapolis.

Thomas H. Patrick                               Director of Baldwin &
Merrill Lynch Capital Markets                   Lyons, Inc.; Managing
5500 Sears Tower                                Director of Merrill Lynch
Chicago, Illinois  60606                        Capital Markets.

Norton Shapiro                                  Director of Baldwin &
4447 West Cortland Street                       Lyons, Inc.; Vice
Chicago, IL  60610                              President of Sales of National
                                                Superior Fur Dressing & Dyeing
                                                Co., Inc.

Gregory T. Mutz                                 Director of Baldwin &
163 Buckley Road                                Lyons, Inc.; Chairman of
Barrington Hills, IL  60010                     the Board of Directors of Amli
                                                Realty Co., Chicago, Illinois
                                                (45% owned by Baldwin & Lyons,
                                                Inc.); President of Mutz &
                                                Associates; Vice President of
                                                Unique Indoor Comfort, Inc.;
                                                Managing General Partner of
                                                Mutz Properties.

L. Leslie Waters                                Director of Baldwin &
2901 Soutar Drive                               Lyons, Inc.;
Bloomington, Indiana  47401                     Professor Emeritus at Indiana
                                                University School of Business;
                                                consultant.

Stuart D. Bilton                                Director of Baldwin &
20769 N. Meadow Lane                            Lyons, Inc.; Executive
Barrington, IL  60010                           Vice President of Chicago Title
                                                & Trust Company

Officers and Directors and                      Principal Occupation or
Residence or Business Address                      Business Activity

Rodger A. Cottrell                              Director of Protective
3100 N. Meridian Street                         Insurance Company;
Indianapolis, IN  46208                         Director of Sagamore Insurance
                                                Company; Assistant Vice
                                                President-Claims of Protective
                                                Insurance Company; Assistant
                                                Vice President-Claims of
                                                Sagamore Insurance Company

Daniel P. Columbo                               Vice President-Sales of
3100 N. Meridian Street                         Baldwin & Lyons, Inc.;
Indianapolis, IN  46208                         Director of Protective
                                                Insurance Company

Richard H. Nelson                               Director of Protective
3100 N. Meridian Street                         Insurance Company;
Indianapolis, IN  46208                         Assistant Vice President-Claims
                                                of Baldwin & Lyons, Inc.;
                                                Assistant Vice President-Claims
                                                of Protective Insurance Company

W. Daryl Osborne                                Treasurer of Protective
3100 N. Meridian Street                         Insurance Company;
Indianapolis, IN  46208                         Assistant Vice
                                                President-Finance of Baldwin &
                                                Lyons, Inc.; Assistant
                                                Treasurer of Baldwin & Lyons,
                                                Inc.; Assistant Treasurer of
                                                Sagamore Insurance Company

Gregory J. Hammond                              Assistant Secretary of
3100 N. Meridian Street                         Protective Insurance
Indianapolis, IN  46208                         Company; Assistant Secretary of
                                                Baldwin & Lyons, Inc.;
                                                Assistant Secretary of Sagamore
                                                Insurance Company





                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1 )

                              USLICO CORPORATION
                               (Name of Issuer)


                                 Common Stock
                        (Title of Class of Securities)


                                   903297109
                                (CUSIP Number)


                              G. Patrick Corydon
                             Baldwin & Lyons, Inc.
          3100 North Meridian, Indianapolis, IN 46208 (317) 925-3501
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                 July 18, 1988
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 6 pages
                                 SCHEDULE 13D


CUSIP NO.  903297109                                    Page  3  of   6  Pages


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Baldwin & Lyons, Inc.
- -----------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]
                                                                      (b) [ ]
________________________________________________________________
3     SEC USE ONLY

________________________________________________________________
4     SOURCE OF FUNDS*

      WC
- -----------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(E)                                                 [ ]

      N/A
- -----------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Indiana
- -----------------------------------------------------------------
                        7     SOLE VOTING POWER

                              *1,069,317
NUMBERS OF              ---------------------------------------------
SHARES                  8     SHARED VOTING POWER
BENEFICIALLY
OWNED BY                      0
EACH                    ---------------------------------------------
REPORTING               9     SOLE DISPOSITIVE POWER
PERSON
WITH                          *1,069,317
                        ---------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              0
- -----------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,069,317
- -----------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]


      N/A
- -----------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.8%
- -----------------------------------------------------------------

14    TYPE OF REPORTING PERSON*

      HC
- -----------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
            * Includes shares held by Protective Insurance Company

                                 SCHEDULE 13D

CUSIP No.  903297109                                       Page 3  of 6  Pages

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Protective Insurance Company
- -----------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                       (b) [ ]

- -----------------------------------------------------------------
3     SEC USE ONLY

- -----------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
- -----------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(E)                                                 [ ]

      N/A
- -----------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Indiana
- -----------------------------------------------------------------

                        7     SOLE VOTING POWER

                              1,048,317
NUMBER OF               ---------------------------------------------
SHARES                  8     SHARED VOTING POWER
BENEFICIALLY
OWNED BY                      0
EACH                    ---------------------------------------------
REPORTING               9     SOLE DISPOSITIVE POWER
PERSON
WITH                          1,048,317
                        ---------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              0
- -----------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,048,317
- -----------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES[ ]

      N/A
- -----------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.6%
- -----------------------------------------------------------------

14    TYPE OF REPORTING PERSON*

      IC
- -----------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




                                                             Page 4 of 6 Pages


      This Amendment No. 1 to the Schedule 13D filed on May 16, 1988 by Baldwin & Lyons, Inc. and Protective Insurance Company, both Indiana corporations, with respect to their holdings in the Common Stock of USLICO, amends Items 4 and 7 of the Schedule 13D.

Item 4.     Purpose of Transaction.
            ----------------------

      Item 4 of the Schedule 13D is hereby amended supplementally as follows:

            As disclosed in the Press Release issued by Baldwin & Lyons on July 18, 1988 (attached as an Exhibit), Baldwin & Lyons has withdrawn its applications for approval by the insurance commissioners of certain states of the purchase of more than 10% of the stock of USLICO. Baldwin & Lyons and Protective Insurance Company plan to continue to hold their stock in USLICO for investment purposes, although, as described in the Schedule 13D, Baldwin & Lyons and Protective reserve the right to sell any securities they currently own.

Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

      The footnotes to Item 5 of the Schedule 13D are hereby amended supplementally as follows:

            Since the Schedule 13D was filed on May 16, 1988, Mr. Gregory Mutz, as Custodian for his children and other relatives under the Uniform Gifts to Minors Act, purchased a nominal number of Shares through the USLICO Automatic Dividend Investment Plan.

Item 7.     Material to be filed as Exhibits.
            --------------------------------

      Item 7 of the Schedule 13D is hereby amended supplementally as follows:

            The Press Release issued by Baldwin & Lyons dated July 18, 1988 is hereby filed as Exhibit 1 to the Schedule 13D.


                                                             Page 5 of 6 Pages

                                                Exhibit 1


Subj:  Baldwin & Lyons, Inc.                                     July 18, 1988
        Special Announcement                 Press Contact: Gregory A. Bonnell
        Regarding Investment                                    (317) 636-9800
        In USLICO Corporation


                             FOR IMMEDIATE RELEASE

      Indianapolis, Indiana, July 18, 1988 - Baldwin & Lyons, Inc. announced today that it is withdrawing its application before several state insurance departments to increase from 10% to 20% its interest in USLICO Corporation.
Mr. Jack Aldin, Chairman of Baldwin & Lyons, stated that he believed the Chairman and the President of USLICO would welcome the additional investment. Subsequently, USLICO strenuously opposed the applications. Mr. Aldin said that it is Baldwin & Lyons' policy to be a supportive investor, and that the hostility of USLICO's management makes continued pursuit of the matter by Baldwin & Lyons not appropriate.
                                                                   Page 6 of 6


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


BALDWIN & LYONS, INC.
- ---------------------


By:  __________________________________
      G. Patrick Corydon
      Vice President (Finance)
      and Treasurer


Date:          July 22, 1988



PROTECTIVE INSURANCE COMPANY
- ----------------------------


By:   ____________________________________
      G. Patrick Corydon
      Vice President (Finance)


Date:          July 22, 1988





                                                        OMB Number:  3235-0145
                                                     Expires:  August 31, 1991
                                                      Estimated average burden
                                                    hours per response...14.90


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                              USLICO CORPORATION
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)


                                   903297109
                                (CUSIP Number)

                              G. Patrick Corydon,
        3100 North Meridian, Indianapolis, Indiana 46208 (317) 925-3501
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notice and Communications)

                                  May 31, 1991
            (Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No. 903297109                                   Page 2 of 5 Pages


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Baldwin & Lyons, Inc.
- -----------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                       (b) [ ]

- -----------------------------------------------------------------
3     SEC USE ONLY

- -----------------------------------------------------------------
4     SOURCE OF FUNDS*

            WC
- -----------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(E)                                                  [ ]

            N/A
- -----------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

- -----------------------------------------------------------------
                  7     SOLE VOTING POWER
NUMBER OF
SHARES                  1,069,317*
BENEFICIALLY      --------------------------------------------------
OWNED BY          8     SHARED VOTING POWER
EACH
REPORTING               0
PERSON            --------------------------------------------------
WITH              9     SOLE DISPOSITIVE POWER

                        1,069,317*
                  --------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
- -----------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,069,317
- -----------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                  [ ]

            N/A
- -----------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.8%
- -----------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

            HC
- -----------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

             *Includes shares held by Protective Insurance Company

CUSIP No. 903297109                                          Page 3 of 5 Pages


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Protective Insurance Company
- -----------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                       (b) [ ]

- -----------------------------------------------------------------
3     SEC USE ONLY

- -----------------------------------------------------------------
4     SOURCE OF FUNDS*

            WC
- -----------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(E)                                                 [ ]

            N/A
- -----------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Indiana
- -----------------------------------------------------------------
                        7     SOLE VOTING POWER

NUMBER OF                     1,069,317
SHARES                  ---------------------------------------------
BENEFICIALLY            8     SHARED VOTING POWER
OWNED BY
EACH                          0
REPORTING               ---------------------------------------------
PERSON                  9     SOLE DISPOSITIVE POWER
WITH
                              1,069,317
                        ---------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              0
- -----------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,069,317
- -----------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]


            N/A
- -----------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.8%
- -----------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

            IC
- -----------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 4 of 5 Pages



      This Amendment No. 2 to the Schedule 13D filed on May 16, 1988 by Baldwin & Lyons, Inc. and Protective Insurance Company, both Indiana corporations, with respect to their holdings in the Common Stock of USLICO, amends Item 4 of the
Schedule 13D.

Item 4.     Purpose of Transaction.
            ----------------------

      Item 4 of the Schedule 13D is hereby amended supplementally as follows:

            Baldwin & Lyons and Protective Insurance Company have determined to sell their holdings of the common stock of USLICO. Depending on price conditions and other factors, the sales may occur at one time or from time to time and may be made in the open market or in privately negotiated transactions.
                                  SIGNATURES


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


BALDWIN & LYONS, INC.
- ---------------------


By:   __________________________________
      John C. Aldin
      Chairman of the Board and
      Chief Executive Officer



Date:  May 31, 1991


PROTECTIVE INSURANCE COMPANY
- ----------------------------


By:   __________________________________
      John C. Aldin
      Chairman of the Board and
      Chief Executive Officer



Date:  May 31, 1991






                                                                    OMB APPROVAL
                                                          OMB Number:  3235-0145
                                                       Expires:  August 31, 1991
                                                        Estimated average burden
                                                      hours per response...14.90

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No.  3 )

                               USLICO CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    903297109
                                 (CUSIP Number)

                               G. Patrick Corydon
           1099 North Meridian, Indianapolis, IN  46204 (317)636-9800
          (Name, Address and Telephone Number of Persons Authorized to
                       Receive Notices and Communications)

                                December 14, 1992
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                 SCHEDULE 13D

CUSIP No.  903297109                                 Page   2   of   5   Pages

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Baldwin & Lyons, Inc.
- -----------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                      (b) [ ]
________________________________________________________________
3     SEC USE ONLY

________________________________________________________________
4     SOURCE OF FUNDS*

      N/A
- -----------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(E)                                                 [ ]

      N/A
- -----------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Indiana
- -----------------------------------------------------------------
                        7     SOLE VOTING POWER

                              *914,419
NUMBERS OF              ---------------------------------------------
SHARES                  8     SHARED VOTING POWER
BENEFICIALLY
OWNED BY                      0
EACH                    ---------------------------------------------
REPORTING               9     SOLE DISPOSITIVE POWER
PERSON
WITH                          *914, 419
                        ---------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              0
- -----------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      914,419
- -----------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES[ ]

      N/A
- -----------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.5%
- -----------------------------------------------------------------

14    TYPE OF REPORTING PERSON

      BC
- -----------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

         *Shares held by wholly owned subsidiary Protective Insurance
                          Company (see page 3 of 5).
                                 SCHEDULE 13D

CUSIP No.  903297109                                 Page   3   of   5   Pages

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Protective Insurance Company
- -----------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                       (b) [ ]

- -----------------------------------------------------------------
3     SEC USE ONLY

- -----------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A
- -----------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(E)                                                 [ ]

      N/A
- -----------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Indiana
- -----------------------------------------------------------------

                        7     SOLE VOTING POWER

                              914,419
NUMBER OF               ---------------------------------------------
SHARES                  8     SHARED VOTING POWER
BENEFICIALLY
OWNED BY                      0
EACH                    ---------------------------------------------
REPORTING               9     SOLE DISPOSITIVE POWER
PERSON
WITH                          914, 419
                        ---------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              0
- -----------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      914,419
- -----------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES[ ]

      N/A
- -----------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.5%
- -----------------------------------------------------------------

14    TYPE OF REPORTING PERSON

      IC
- -----------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP No. 903297109                                          Page 4 of 5 Pages

This Amendment No. 3 to the Schedule 13D filed on May 16, 1988 by Baldwin & Lyons, Inc. and Protective Insurance Company, both Indiana corporations, with respect to their holdings in the common stock of USLICO, amends Item 5 of the
Schedule 13D.

Item 5.     Interest in Securities of the Issuer
            ------------------------------------

Item 5 of the Schedule 13D is hereby amended supplementally as follows:

(a) Baldwin & Lyons beneficially owns 914,419 shares, representing approximately 8.5% of the Common Stock outstanding. Protective, Baldwin & Lyons' wholly-owned subsidiary, owns directly all of the 914,419 shares discussed above, which includes 850,462 shares of the Common Stock and $2,005,000 par value of 8% convertible subordinated debentures of USLICO, convertible into 63,957 shares at a conversion price of $31.35 per share.

(b) Baldwin & Lyons, through Protective, has the sole power to vote or direct the vote and the sole power to dispose of or direct the disposition of the 914,419 shares it beneficially owns.

(c) The following sales have been made within the past sixty (60) days through broker-assisted transactions in the open market: (1) On December 14, 1992, Protective sold 94,5000 shares at a price per share of $18.25, exclusive of commissions. (2) On January 15, 1993, Protective sold 11,000 shares at a price per share of $19.25, exclusive of commissions.
                                  SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BALDWIN & LYONS, INC.
- ---------------------


By:____________________________
   G. Patrick Corydon
   Vice President, Finance

Date:  January 18, 1993



PROTECTIVE INSURANCE COMPANY
- -----------------------------

By:____________________________
   G. Patrick Corydon
   Vice President, Finance

Date:  January 18, 1993